United States securities and exchange commission logo





                              August 11, 2020

       Yongwei Hu
       Chairman and Chief Executive Officers
       Bon Natural Life Ltd
       C601 Gazelle Valley No. 69 Jinye Road
       Xi'an Hi-Tech Zone
       Xi'an China

                                                        Re: Bon Natural Life
Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Filed July 13, 2020
                                                            CIK No. 0001816815

       Dear Mr. Hu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 filed July 13, 2020

       Cover Page, page 2

   1. Please revise page 2 to include the date of the prospectus. Additionally, if you intend to use the prospectus
before the effective date of the registration statement, please include the "subject to
completion legend." Refer to Item 501(b)(9) and Item 501(b)(10).
       Prospectus Summary
       Our Business, page 4

   2. If accurate, please clarify here, and throughout your document, that your products have not been approved as
effective in treating or preventing any health conditions and/or
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Bon NaturalLastNameYongwei    Hu
            Life Ltd
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           2020      Natural Life Ltd
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         diseases by a regulatory agency in the PRC. Additionally, removed statements indicating that your products manage and/or improve health. If this is inaccurate, please identify the agency, describe the approval process and describe any applicable clinical trials. Please similarly revise page 12 where you indicate your new products focus on preventing respiratory infection and preventing memory loss.
Our Strengths, page 5

3.       We note your disclosure that "Xi   an App-Chem is listed as a key
enterprise with ensured
         supplies in the COVID-19 prevention and control period by various Chinese government agencies." Please revise your disclosure to clearly state that stachyose has not been proven effective in preventing, treating, or controlling the spread of COVID-19. Additionally, briefly describe what qualificationsfor a Company to be listed as a "key enterprise" and the advantage to the Company of such designation.
Corporate History and Structure, page 8

4. Please disclose in this section the fact that the shareholders of your VIE may have interests that conflict with you.
5.       We note your disclosure on page 15 that "the pledged shares in Xi   an
App-Chem is still
         pending for registration with the local branch of the State Administration for Market
         Regulation." Do you plan to complete your offering while the registration of the share pledges is still pending, and therefore, are not yet deemed validly created. If so, please explain these circumstances in your summary and include a risk factor discussion clarifying the potential consequences.
Implications of Being an Emerging Growth Company, page 9

6. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Nutritional supplemental products maybe supported by limited availability of conclusive clinical studies, page 12

7. We note your disclosure indicating that you believe your products are safe despite the
         "little long term experience with human consumption" and your dependence on consumers' perception of the efficacy, safety and quality of your products. With respect to your products that lack a long history of use, please include information about any safety related trials you conducted, including the objective results of such trials.

         Additionally, we note your reference to "limited availability of conclusive studies." Only a government agency with the requisite authority can make conclusive determinations about safety and efficacy. If your products do not have such approval, revise your
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Bon NaturalLastNameYongwei    Hu
            Life Ltd
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           2020      Natural Life Ltd
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         disclosure to clearly state your products have not been deemed safe or effective. Your indication that users may perceived them to be safe and effective despite the lack of approval is not appropriate.

Risk Factors, page 12

8. Please include a separate risk factor discussion regarding the PCAOB's lack of access to audit work papers, preventing the PCAOB from fully evaluating audits and quality control procedures of auditors based in China.
Risks related to our corporate structure, page 15

9. Please explain your references to risks of foreign investment in telecom services in China.
         It is not clear how these risks apply to yours business.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China ..., page 20

10. Please revise your statement that authorities in China "may" establish a regulatory cooperative mechanism to implement cross border supervision and administration to clearly state that the authorities have not established a regulatory cooperative mechanism, leaving no mechanism to obtain information or conduct an
investigation, if necessary.
We may rely on dividends and other distributions on equity paid by our PRC subsidiary..., page
21

11. Please quantify amounts currently available for dividends and quantify the current percentage of registered capital in reserves.
Market Drivers, page 58

12.      We note your statement that "According to International Monetary Fund
(IMF), per capita
         annual disposable income of the PRC increased with a CAGR of approximately 9.0%."
         Please expand your disclosure to clarify the time period over which such growth occurred.
Business
Overview , page 59

13. We note your disclosure that you have developed four technology platforms for "natural product large-scale separation, natural product safety improvement, natural product activity enhancement, and natural product function compounding." Please expand your disclosure to provide a description of each of the four platforms and how they relate to your product offerings.
14. We note that throughout the prospectus you refer to the "products and services" that you
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Bon NaturalLastNameYongwei    Hu
            Life Ltd
Comapany
August 11, NameBon
           2020      Natural Life Ltd
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         provide. Please expand your disclosure to also include a description of the services that you offer.
Product Categories, page 59

15. Please provide support for your statement that "[y]our ambroxide products are produced with higher purity and yield than industry average."
16. Please expand your disclosure to explain what a bioactive food ingredient is and how each ingredient is designed to be used. For example, on page 12, we note your disclosure regarding the use of "stachyose as a dietary supplement for infants." Manufacturing , page 60

17. We note your disclosure on page 65 that "[y]our main competitors technologies are mainly traditional physical and chemical techniques such as extraction and separation"
         and that "[you] employ more advanced bio-manufacturing technologies." Please expand your disclosure to explain the traditional physical and chemical manufacturing techniques used and how the manufacturing process you've outlined uses more advanced technologies.
Intellectual Property, page 61

18. Please revise your disclosure to state the type of patent issued (invention, utility model or design), the expiration date of each patent and the corporate entity that holds the rights to each patent.
Marketing and Competition, page 63

19. We note your disclosure on page 63 that your products "are quick-acting and potent, as well as safe and compliant with local legal requirements." Please delete the statements that the products are safe and effective unless they have been determined to be so by the applicable government agency with requisite authority.
20. We note your disclosure on page 19 that you "rely upon published and unpublished safety information including clinical studies on ingredients used in [y]our products." Please expand your disclosure to describe the referenced studies and their objective findings in terms of clinical endpoints, as opposed to conclusions.
Property, Plants and Equipment, page 70

21. We note your disclosure on page 70 that the Weinan Raw Materials and Ingredients
         Production Site is leased by you. Please file the lease agreement or explain your basis for determining it s not required to be filed.. Please refer to Item 601(b)(10).
Regulations on Production and Sale of Food Products, page 74

22. We note your disclosure on page 63 that "[you] sell [y]our products primarily through
 Yongwei Hu
Bon Natural Life Ltd
August 11, 2020
Page 5
         direct distributors in the PRC and, to some extent, to overseas customers in Europe."
         Additionally we note your disclosure on page 55 that you have generated approximately
         $5 million in revenue from overseas. To the extent applicable to your products and services, please also describe any food safety or related regulations in other countries where you conduct sales, such as Europe. Please also clarify which corporate entity holds the Food Production Licenses and Food Business Licenses.
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Capital Leases Obligation, page F-13

23. Please revise disclosures to state if the Company has adopted the Accounting Standards
         Codification (ASC) 842, the date of adoption, the method of adoption, how the adoption was implemented, and the practical expedient adopted if any. Follow the guidance provided in ASC 842-50.
Exhibit Index, page II-2

24. For each director nominee, please file the consent required by Rule 438 as an exhibit to the registration statement.
25. We note that the labor contracts filed as exhibit 10.7 and 10.8 do not appear to be translated in their entirety. Please refile the full English translation of each agreement.
       You may contact Christine Torney at 202-551-3652 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNameYongwei Hu                                     Sincerely,
Comapany NameBon Natural Life Ltd
                                                                 Division of
Corporation Finance
August 11, 2020 Page 5                                           Office of Life
Sciences
FirstName LastName